September 23, 2010

Ms. Jamie Ruff Casto
Managing Counsel
Nationwide Life Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

Re: Nationwide Variable Account II: Initial Registration
        on Form N-4 (File Nos. 333-168818 & 811-03330)

Dear Ms. Casto:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on August 13, 2010. We have given this filing a full review; Staff comments are indicated below. Page references reflect the pages in the courtesy copy provided for our review. Item references are to the item numbers set forth in Form N-4 unless otherwise indicated.

1. *Guarantees*. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or any of its related riders. If there are none, please include a representation in your response letter indicating that there are no such agreements and the company will be solely responsible for paying out all guarantees associated with the contract and its related riders.

2. *Periodic Charge Table (p.6)*.
a. Liquidity Option. Please consider modifying the name of this option so the reader has a sense of the benefit just from looking at the table (*e.g.*, "Liquidity Reduced CDSC Schedule Option") without consulting the footnotes.

b. Extra Value Options. If the Extra Value Options will not be offered unless Registrant's pending application for exemptive relief is granted, please move all disclosure about these options to a prospectus supplement including fee table line items, related footnotes and narrative descriptions in the prospectus body. Also, in your response letter, please include a representation stating that the supplement will not be provided with the prospectus until the requested relief has been granted. Alternatively, if these options *will* be offered before Registrant obtains the exemptive relief currently under Staff review, please modify both fee table and narrative disclosure accordingly. The revised disclosure should indicate that: (i) the options are available; and (ii) Nationwide may recapture the Extra Value Credits if the SEC approves Nationwide's pending exemptive application to allow the recapture as described on pages 21and 22 and only upon redemptions occurring after an SEC order is granted.

c. Maximum Contract Expenses. If Registrant will not offer the Extra Value Options absent exemptive relief and the corresponding recapture of Extra Value Credits, please revise the Summary of Maximum Contract Expenses to reflect the expenses associated with the Liquidity Option instead. This comment also applies to the expense Examples under the same circumstances.

3. *Contract Synopsis (pp. 8-11).*

a. *Generally*. In the synopsis sections describing the costs associated with the various optional benefits, please consider providing a brief (one or two sentence) summary of the purpose served by each feature.

b. *Credits on Purchase Payments*. Please clarify that the credits referred to here are not the same as the Extra Value Credits associated with the Extra Value Options.

c. *Cautionary Disclosure*. Please use bold face type or some other means of drawing attention to the limitation on purchase payments in the last sentence of the Liquidity Option summary and the sentence discussing allocation restrictions under the Extra Value Options heading.

d. *Lifetime Income Options*. Please consider revising the disclosure and headings to indicate jurisdictional limits more clearly and obviously. Consider, for example, adding "*(outside of NY)*" or "*(NY only)*" to the headers for the 10% and 7% Lifetime Income Options respectively. Likewise, consider revising the beginning of the Spousal Continuation Benefit section for clarity (*e.g*., "[t]he 10% or 7% Spousal Continuation Benefit is only available …if and when the contract is issued with the corresponding Lifetime Income Option. The 7% Spousal Continuation Benefit is only sold with contracts issued in New York; the 10% version is only sold with contracts issued outside of New York.").

4. *Investing in the Contract (pp. 12-14).*

a. *Rider Benefit Obligations*. Please revise the disclosure describing the insurance company's general and separate account obligations so a reader will understand how that distinction applies to the optional living benefits offered. Specifically, explain that if the optional benefit value exceeds the value in the separate account, benefit payments based on that excess are: (i) obligations of the general account, not the separate account; and (ii) subject to the rights of the insurance company's other creditors and, ultimately, its overall claims paying ability.

b. *The Fixed Account*. Please clarify the procedures that would apply if Registrant exercised the rights reserved with respect to purchase payments. Specifically, indicate: (i) whether Nationwide will notify contractowners before restricting purchase payments; (ii) how Nationwide will notify contractowners that the restrictions have been lifted; (iii) whether (and how) the restrictions affect dollar cost averaging programs; and (iv) any special procedures that may apply if a contractowner's rights under the Lifetime Income Options are compromised because the purchase payments cannot be allocated to the variable subaccounts. Where appropriate, supplement related disclosure as well. For example, when a contractowner cannot increase variable account value through purchase payments, what happens if the deduction of contract charges reduces the variable account value to zero? Are optional benefits affected? If so, how?

5. *The Fixed Account (p. 14).* We note that the paragraph directly above "*Fixed Account Interest Rate Guarantee Period*" does not indicate how Extra Value Credits ("EVCs") and Purchase Payment Credits ("PPCs") are reflected in the calculation of Fixed Account value. (The prospectus states that neither EVCs nor PPCs are considered purchase payments.) Please revise the description of Fixed Account value to reflect the application of these credits. Alternatively, explain why they are not included in this value.

6. Contingent Deferred Sales Charge (pp. 16-18). On page 16, please move the 1st sentence after Table 2 to the disclosure about the standard CDSC schedule. It does not apply to the Liquidity Option CDSC.

7. Long-Term Care/Nursing Home and Terminal Illness Waiver (pp. 17-18). Per Appendix D, please indicate that this feature is not available in certain states.

8. Optional Features: Terminology (pp. 21-26). The indicated pages use the term "L.Inc Option" throughout and define the relevant contract anniversary(ies) as the "L.Inc Anniversary." These terms appear to reflect the name of an existing contract's parallel lifetime income option feature. Please revise these references based on the option names in this product or rename them so all references are consistent.

9. Determination of the Income Benefit Base Prior to the First Surrender (p. 24). It is difficult to understand what the three values under paragraph (2) really reflect. Please consider supplementing the introductory paragraph with a short (1 or 2 sentence), plain English explanation of what these values represent. Although each calculation (subparagraphs (a) - (c)) is specific and clear, a practical understanding of those values may give investors a sense of the relationship between their Current Income Benefit Base and their purchase payments.

10. Surrender (Redemption) Prior to Annuitization (p. 34). In the 3rd paragraph, the parenthetical cross-reference refers to a section describing when Nationwide may be unable to price a transaction. Currently, this cross-reference is out of context; please move it to the end of the paragraph where it makes better sense.

11. Systematic Withdrawals (p. 37). As suggested for the Current Income Benefit Base calculation, please consider adding a plain English explanation of what each of the potential maximum CDSC values really represent. Alternatively, consider describing the general fact patterns in which each one would represent the maximum CDSC-free withdrawal value. This may help contractowners choose a systematic withdrawal appropriate for their circumstances.

12. Frequency and Amount of Annuity Payments (p. 43). In the last paragraph, please delete the word "generally," or indicate the circumstances in which payments would not be sent within 3 days of the annuity payment date.

13. Statements and Reports (p. 44). This section states that only one copy of the Fund's prospectuses, annual and semi-annual reports, and other documents will be mailed to those addresses shared by two or more accounts. Rule 30e-1(f) under the Investment Company Act permits Funds to send only one report to a household if either (i) consent in writing is obtained, or (ii) without written consent upon satisfaction of certain conditions. In your response letter, please describe how Nationwide will satisfy the requirement that contractowners receive notice in a "separate written statement" at least 60 days before Registrant relies on it and represent that Registrant will comply with the 60 day notice period before household delivery begins.

14. Appendix D: State Variations (pp. 66-68). Two statements in the New York section are relevant to all jurisdictions and also should be stated in the introductory paragraph preceding the Alabama section. The relevant information concerns the limited availability of the 7% Lifetime Income

Option (3rd paragraph from the end of the New York section) and the potential limitations on investing in the Fixed Account (final NY paragraph).

15. Other Required Disclosure, Exhibits, and Representations. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and
- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products